LAW DEPARTMENT

ICAHN ASSOCIATES CORP.

AND AFFILIATED COMPANIES

767 Fifth Avenue - 47th Floor

New York, New York 10153

Telephone No. (212) 702-4300

Fax No. (212) 688-1158

Jesse Lynn, Assistant General Counsel	Direct Dial: 212-702-4331
Email: jlynn@sfire.com

June 6, 2008

CONFIDENTIAL TREATMENT REQUESTED

Via Fax, Federal Express and EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Matthew Crispino, Esq. and Daniel F. Duchovny, Esq.

Re:	Yahoo! Inc. (the “Company”)
Solicitation Materials filed pursuant to Rule 14a-12
Filed May 15, 2008 by Carl C. Icahn, Keith A. Meister, et. Al.

Preliminary Proxy Statement on Schedule 14A
Filed May 19, 2008 by Carl C. Icahn, Keith A. Meister, et. Al.
File No. 000-28018

Ladies and Gentlemen:

Set forth below, on behalf of Carl C. Icahn, Keith A. Meister, Lucian A. Bebchuk, Frank J. Biondi, Jr., John H. Chapple, Mark Cuban, Adam Dell, Edward H. Meyer, Brian S. Posner, Robert K. Shaye, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP, High River Limited Partnership, Hopper Investments LLC, Barberry Corp. Icahn Onshore LP, Icahn Offshore LP, Icahn Capital L.P., IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp., Vincent J. Intrieri, David Schechter and Mayu Sris (collectively, the “Filing Persons”), are responses to the comments contained in the letter (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by Jesse Lynn, Assistant General Counsel to Carl C. Icahn and affiliates, via fax on May 23, 2008, relating to the above-referenced matters. The paragraph numbers set forth below correspond to those contained in the Comment Letter.

1.     With respect to the first bullet point of comment #1, the Filing Persons respectfully disagree with the staff’s assertion that the referenced statement (“It is clear to me that the board of directors of Yahoo has acted irrationally and lost the faith of shareholders and Microsoft.”) is unconditional, unequivocal and broad. The Filing Persons continue to maintain that a reasonable reader would have understood that this statement, like the rest of Mr. Icahn’s letter, was an expression of his personal opinion and not a statement of fact (as evidenced by the phrases, “it is clear to me,” “I am perplexed” and “it is my understanding”). In addition, the Filing Persons believe that the quotes provided for support of the referenced statement demonstrate clearly that other sophisticated investors and market observers shared the same opinion as Mr. Icahn. These quotes are only a small sampling of the overwhelming confusion and outrage that shareholders, analysts and commentators publicly expressed at the time (and continue to express on a daily basis) regarding the failure of Yahoo’s board to agree to a deal with Microsoft. Based on media reports of this widespread shareholder dissatisfaction (see, e.g., N.Y. Times, May 16, 2008: “Several of Yahoo’s major shareholders were quite vocal about their disappointment when Yahoo’s board rejected Microsoft’s $44 billion offer for the company.”), as well as the Filing Persons’ own understanding of objective economic rationality (i.e., $33 per share, the amount offered by Microsoft, is better than $24.86, the average long-term price target of Yahoo’s stock expressed by major analysts, and certainly better than $19.18 per share, Yahoo’s closing price on the day before the initial Microsoft offer), the Filing Persons continue to feel that Yahoo’s board acted irrationally.(1) In this regard, the Filing Persons note that they are not the only ones who have criticized the process – or lack thereof – engaged in by Yahoo’s board in considering the Microsoft transaction; several lawsuits have been filed against the Yahoo board and are currently pending in Delaware. According to Yahoo’s own preliminary proxy statement filed on June 3, 2008, these lawsuits allege, among other claims, that the members of Yahoo’s board of directors (i) breached their fiduciary duties by rejecting Microsoft’s acquisition proposal without fully informing themselves whether Microsoft would offer additional consideration, (ii) are not acting in the best interests of stockholders and (iii) are seeking to entrench themselves through a series of defensive initiatives.

With respect to the second bullet point of comment #1, the Filing Persons confirm that in future filings they will qualify such statements by reference to analysts’ target stock prices.

With respect to the third bullet point of comment #1, the Filing Persons confirm that in future filings they will provide disclosure for which they have a reasonable factual basis consistent with Rule 14a-9.

[REDACTED – Confidential material has been filed separately with the Commission]

2.     Page numbers will be added to the proxy statement.

3.     The proxy statement disclosure will be revised to reduce the number of directors on the Filing Persons’ slate from ten to nine. In addition, disclosure will be added to explain that one of the nominees has been removed from the Filing Persons’ slate due to the Company’s reduction in the size of the board.

4.     The Filing Persons confirm that the director nominees have consented to being named in the proxy statement (see the form of Consent attached as Annex I to the form of Nominee Agreement that was filed as Annex B to the Preliminary Proxy Statement filed by the Filing Persons on May 19, 2008). Disclosure will be added to the proxy statement to this effect.

5.     The disclosure will be revised to provide the information required by Item 5(b) of Schedule 14A for all participants in the solicitation. In addition, the Filing Persons confirm that there

(1) The Filing Persons further submit their belief that $40 is even better than $33. According to an article published by Bloomberg on June 3, 2008 (see Microsoft Offered $40 Per Share for Yahoo, Unsealed Papers Show, by Jef Feeley), “Microsoft offered $40 per share for Yahoo in January 2007 only to have its bid rebuffed, according to court papers unsealed in a lawsuit over the failed buyout.” In the same article, famed investor and Yahoo shareholder T. Boone Pickens seemed to echo Mr. Icahn’s opinion that Yahoo’s board acted irrationally: “Whoever’s suing the Yahoo management and board of directors, if they had a $40 offer and didn’t take it, they’re going to want to cut their throats for being that stupid . . Anybody who sued them has got a good lawsuit, I’d say. I’d hate to be on that board of directors right now.”

are no additional participants in the solicitation that have not been identified in the proxy statement, and the disclosure has been revised to clarify this point.

6.     The referenced biographical information regarding Messrs. Chapple and Meyer will be added to the proxy statement.

7.     The disclosure regarding Mr. Dell will be revised to state: “Mr. Dell has a partnership interest in Impact Venture Partners, which holds approximately 15% of the outstanding stock of OpenTable. OpenTable and Yahoo have an affiliate partnership which is not material to either company.”

8.     The disclosure will be revised to state clearly that shareholders may revoke a GOLD proxy card prior to the vote at the annual meeting and a description of the steps shareholders must take to revoke such proxy has also been added.

9.     The Filing Persons confirm their understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under cover of Schedule 14A on the date of first use. In addition, the Filing Persons confirm that the solicitation of proxies via the Internet will not include solicitations via internet chat rooms.

10.   The Filing Persons currently intend to disseminate their proxy statement only after the distribution of Yahoo’s proxy statement. In the event that the Filing Persons determine to disseminate their proxy statement prior to the distribution of Yahoo’s proxy statement, they will undertake to provide the omitted information to security holders.

11.   The discussion of Ms. Golden’s ownership of Yahoo shares will be removed from the proxy statement.

12.   The disclosure will be expanded to provide a brief explanation of the differences between American and European style call and put options.

13.   The statements made by Mr. Icahn at the referenced conference on May 21, 2008 did not involve any written soliciting materials, nor were any scripts used. Therefore, no soliciting materials were required to be filed under Rule 14a-6.

The Filing Persons will be filing today via EDGAR an amended preliminary proxy statement responding to the comments addressed above. Enclosed please find a copy of the amended proxy statement, as well as a marked copy showing the changes to expedite your review.

If you have any questions regarding this filing, please contact the undersigned at (212) 702-4331 or Marc Weitzen, Esq. at (212) 702-4380.

Very truly yours,

/s/ Jesse Lynn
Jesse Lynn